

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2011

Qinan Ji
Chairman and Chief Executive Officer
China Natural Gas, Inc.
19th Floor, Building B, Van Metropolis
35 Tang Yan Road, Hi-Tech Zone
Xi'an, 710065, Shaanxi Province,
People's Republic of China

> **Re:** **China Natural Gas, Inc.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed October 1, 2010**
> **File No. 001-34373**

Dear Mr. Ji:

We have reviewed your response letter dated January 14, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

General

1. On the facing page of the draft of Amendment No. 3 to your Form 10-K/A attached to your response as Annex A, we note that you have included as the file number 001-31539 when the file number currently assigned to you in EDGAR is 001-34373. Please revise the facing page of your draft of Amendment No. 3, confirm your understanding regarding your current Commission File Number and confirm that you will use the current file number when filing current and periodic reports in the future. Alternatively, please tell us why you believe it is appropriate to use a file number that is different from the one currently assigned to you.

<u>Item 9A. Controls and Procedures, page 64</u>

<u>Management's Report on Internal Control over Financial Reporting (Restated), page 65</u>

2. We note your response to comment three in our letter dated December 30, 2010 regarding the individuals primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting. Please elaborate in further detail on the training and experience that the Chief Financial Officer, Financial Controller, and Senior Internal Control Auditing Specialist participate in to support your conclusion that they have sufficient knowledge of U.S. GAAP and SEC rules and regulations.

<u>Item 10. Directors, Executive Officers and Corporate Governance, Annex A page 1</u>

3. We reviewed your response to comment seven in our letter dated December 30, 2010 and your proposed revised disclosure. Please describe the business experience of Mr. Yeung for the past five years without any gaps or ambiguities, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e)(1) of Regulation S-K. Please explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed disclosure.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241, or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief